PRECISION CASTPARTS CORP. AND WYMAN-GORDON COMPANY ANNOUNCE COMPLETION OF SUBMISSION OF ADDITIONAL INFORMATION TO FTC

PORTLAND, Oregon and GRAFTON, Massachusetts, - July 30, 1999 - Precision Castparts Corp. (NYSE:PCP) and Wyman-Gordon Company (NYSE:WYG) today announced that, on July 30, 1999, each of them submitted to the Federal Trade Commission ("FTC") the documents and information requested by the FTC in its request for additional information under the Hart-Scott-Rodino Antitrust Improvements Act of 1976 (the "HSR Act"). The requested information related to Precision Castparts Corp.'s tender offer for shares of common stock of Wyman-Gordon Company that commenced May 21, 1999. As previously announced, Precision Castparts Corp. has agreed that it will not consummate the proposed acquisition until 20 calendar days after both it and Wyman-Gordon Company have certified compliance with the FTC request for additional information unless the FTC agrees to an earlier closing date. The purpose of the 20 calendar day period is to provide sufficient time for the FTC to review the documents submitted and to conclude its review or determine to take further action.

The tender offer is currently scheduled to expire on August 17, 1999. The expiration date of the tender offer may need to be further extended, depending on the status of the FTC review. Additional information regarding the timing of the tender offer, including whether an extension of the tender offer will be required, will be announced by Precision Castparts Corp. when it has received further communication from the FTC as to the status and timing of the FTC review.

As of the close of business on July 29, 1999, approximately 21,455,000 shares of common stock of Wyman-Gordon Company had been tendered in the tender offer. These shares constitute approximately 60% of Wyman-Gordon Company's outstanding shares as of the commencement of the tender offer.

Precision Castparts Corp. is a worldwide manufacturer of complex metal components and products. Wyman-Gordon Company is a leader in forgings, investment castings, and composite structures.

Contacts: Dwight Weber, Precision Castparts Corp. - 503-417-4855
Denis Poirier, Wyman-Gordon Company - 508-839-8224